WAL★MART
México

FILE N°
82-4609

RECEIVED
2007 FEB 20 A 11: 5

07021144

February 13, 2007

SUPPL

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Dear Mr. Dudek:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the information of Wal-Mart de Mexico, S.A.B. de C.V., which was delivered to the Mexican Stock Exchange as follows:

- The consolidated financial statements for fourth quarter 2006.
- Press release results for 2006 and January 2007 sales.
- Report on share repurchase for January 2007.

Sincerely,

PROCESSED
FEB 2 1 2007
THOMSON
FINANCIAL

Jorge Muñoz Lopez
Accounting Director

ADMINISTRATIVE OFFICES:

- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

QUARTER: 4 YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

BALANCE SHEETS

AT DECEMBER 31 OF 2006 AND 2005

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	98,861,959	100	88,212,508	100
s02	CURRENT ASSETS	37,412,421	38	32,653,510	37
s03	CASH AND SHORT-TERM INVESTMENTS	14,984,971	15	14,734,632	17
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	1,770,286	2	1,467,864	2
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	2,044,721	2	1,267,483	1
s06	INVENTORIES	18,057,666	18	14,669,131	17
s07	OTHER CURRENT ASSETS	554,777	1	514,400	1
s08	LONG-TERM	0	0	0	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	61,449,538	62	55,558,998	63
s13	LAND AND BUILDINGS	59,627,129	60	54,104,924	61
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	0	0	0	0
s15	OTHER EQUIPMENT	21,993,250	22	20,193,218	23
s16	ACCUMULATED DEPRECIATION	21,712,491	22	20,823,424	24
s17	CONSTRUCTION IN PROGRESS	1,541,650	2	2,084,280	2
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	0	0	0	0
s19	OTHER ASSETS	0	0	0	0
s20	TOTAL LIABILITIES	39,366,409	100	34,314,053	100
s21	CURRENT LIABILITIES	31,360,467	80	28,017,680	82
s22	SUPPLIERS	25,864,546	66	21,256,970	62
s23	BANK LOANS	0	0	0	0
s24	STOCK MARKET LOANS	0	0	0	0
s25	TAXES PAYABLE	473,659	1	1,976,903	6
s26	OTHER CURRENT LIABILITIES	5,022,262	13	4,783,807	14
s27	LONG-TERM LIABILITIES	0	0	0	0
s28	BANK LOANS	0	0	0	0
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	8,005,942	20	6,296,373	18
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	59,495,550	100	53,898,455	100
s34	MINORITY INTEREST	0	0	0	0
s35	MAJORITY INTEREST	59,495,550	100	53,898,455	100
s36	CONTRIBUTED CAPITAL	19,376,257	33	17,598,858	33
s79	CAPITAL STOCK	19,629,203	33	17,470,009	32
s39	PREMIUM ON SALE OF SHARES	(252,946)	0	128,849	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	40,119,293	67	36,299,597	67
s42	RETAINED EARNINGS AND CAPITAL RESERVES	51,463,137	86	47,008,749	87
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(11,343,844)	(19)	(10,709,152)	(20)
s80	SHARES REPURCHASED	0	0	0	0

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 4 YEAR: 2006

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

AUDITED

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%.	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	14,984,971	100	14,734,632	100
s46	CASH	81,327	1	71,862	0
s47	SHORT-TERM INVESTMENTS	14,903,644	99	14,662,770	100
s07	OTHER CURRENT ASSETS	554,777	100	514,400	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	554,777	100	514,400	100
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	0	0	0	0
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	0	0	0	0
s51	OTHER	0	0	0	0
s19	OTHER ASSETS	0	0	0	0
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	CURRENT LIABILITIES	31,360,467	100	28,017,680	100
s52	FOREIGN CURRENCY LIABILITIES	1,945,926	6	1,609,225	6
s53	MEXICAN PESOS LIABILITIES	29,414,541	94	26,408,455	94
s26	OTHER CURRENT LIABILITIES	5,022,262	100	4,783,807	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	0	0	0	0
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	5,022,262	100	4,783,807	100
s27	LONG-TERM LIABILITIES	0	0	0	0
s59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
s60	MEXICAN PESOS LIABILITIES	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	8,005,942	100	6,296,373	100
s66	DEFERRED TAXES	5,714,753	71	4,648,319	74
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	65,468	1	25,439	0
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	2,225,721	28	1,622,615	26
s79	CAPITAL STOCK	19,629,203	100	17,470,009	100
s37	CAPITAL STOCK (NOMINAL)	11,065,188	56	8,825,697	51
s38	RESTATEMENT OF CAPITAL STOCK	8,564,015	44	8,644,312	49

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 4 YEAR: 2006

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

AUDITED

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	51,463,137	100	47,008,749	100
s93	LEGAL RESERVE	3,491,209	7	3,110,969	7
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	35,547,379	69	34,047,003	72
s45	NET INCOME FOR THE YEAR	12,424,549	24	9,850,777	21
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(11,343,844)	100	(10,709,152)	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(11,343,844)	100	(10,709,152)	100
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

FILE Nº 82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 4 YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	14,984,971	100	14,734,632	100
s46	CASH	81,327	1	71,862	0
s47	SHORT-TERM INVESTMENTS	14,903,644	99	14,662,770	100
s07	OTHER CURRENT ASSETS	554,777	100	514,400	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	554,777	100	514,400	100
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	0	0	0	0
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	0	0	0	0
s51	OTHER	0	0	0	0
s19	OTHER ASSETS	0	0	0	0
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	CURRENT LIABILITIES	31,360,467	100	28,017,680	100
s52	FOREIGN CURRENCY LIABILITIES	1,945,926	6	1,609,225	6
s53	MEXICAN PESOS LIABILITIES	29,414,541	94	26,408,455	94
s26	OTHER CURRENT LIABILITIES	5,022,262	100	4,783,807	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	0	0	0	0
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	5,022,262	100	4,783,807	100
s27	LONG-TERM LIABILITIES	0	0	0	0
s59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
s60	MEXICAN PESOS LIABILITIES	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	8,005,942	100	6,296,373	100
s66	DEFERRED TAXES	5,714,753	71	4,648,319	74
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	65,468	1	25,439	0
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	2,225,721	28	1,622,615	26
s79	CAPITAL STOCK	19,629,203	100	17,470,009	100
s37	CAPITAL STOCK (NOMINAL)	11,065,188	56	8,825,697	51
s38	RESTATEMENT OF CAPITAL STOCK	8,564,015	44	8,644,312	49

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 4 YEAR: 2006
WAL - MART DE MEXICO, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	51,463,137	100	47,008,749	100
s93	LEGAL RESERVE	3,491,209	7	3,110,969	7
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	35,547,379	69	34,047,003	72
s45	NET INCOME FOR THE YEAR	12,424,549	24	9,850,777	21
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(11,343,844)	100	(10,709,152)	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(11,343,844)	100	(10,709,152)	100
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 4 YEAR: 2006

BALANCE SHEETS

OTHER CONCEPTS

(Thousands of Mexican Pesos)

AUDITED

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s57	OTHER CURRENT LIABILITIES WITH COST	192,094	134,502
s63	OTHER LOANS WITH COST	2,225,721	1,622,615
s72	WORKING CAPITAL	6,051,954	4,635,830
s73	PENSIONS AND SENIORITY PREMIUMS	269,274	237,682
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	141,704	124,295
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	8,572,368,568	4,322,958,135
s78	REPURCHASED SHARES (*)	153,418,900	100,761,900
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 4 YEAR: 2006

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO DECEMBER 31 OF 2006 AND 2005

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	198,971,179	100	171,705,151	100
r02	COST OF SALES	156,019,606	78	135,115,708	79
r03	GROSS PROFIT	42,951,573	22	36,589,443	21
r04	OPERATING EXPENSES	26,834,097	13	23,834,630	14
r05	OPERATING INCOME	16,117,476	8	12,754,813	7
r06	INTEGRAL FINANCING COST	(1,406,545)	(1)	(1,451,324)	(1)
r07	INCOME AFTER INTEGRAL FINANCING COST	17,524,021	9	14,206,137	8
r08	OTHER EXPENSE AND INCOME (NET)	55,345	0	261,770	0
r44	SPECIAL ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	17,468,676	9	13,944,367	8
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	5,044,127	3	4,093,590	2
r11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	12,424,549	6	9,850,777	6
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	12,424,549	6	9,850,777	6
r14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	12,424,549	6	9,850,777	6
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
r18	NET CONSOLIDATED INCOME	12.424.549	6	9.850.777	6
r19	NET INCOME OF MINORITY INTEREST	0	0	0	0
r20	NET INCOME OF MAJORITY INTEREST	12,424,549	6	9,850,777	6

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 4 YEAR: 2006

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

AUDITED

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	198,971,179	100	171,705,151	100
r21	DOMESTIC	198,971,179	100	171,705,151	100
r22	FOREIGN	0	0	0	0
r23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
r06	INTEGRAL FINANCING COST	(1,406,545)	100	(1,451,324)	100
r24	INTEREST EXPENSE	0	0	0	0
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	100,708	(7)	48,906	(3)
r26	INTEREST INCOME	946,150	(67)	1,226,967	(85)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(42,162)	3	(8,178)	1
r28	RESULT FROM MONETARY POSITION	(518,941)	37	(265,085)	18
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	5,044,127	100	4,093,590	100
r32	INCOME TAX	3,963,001	79	4,647,859	114
r33	DEFERRED INCOME TAX	1,081,126	21	(629,713)	(15)
r34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	75,444	2
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 4 YEAR: 2006

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

AUDITED

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	1	1
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	198,971,179	171,705,151
r39	OPERATING INCOME (**)	16,117,476	12,754,813
r40	NET INCOME OF MAJORITY INTEREST (**)	12,424,549	9,850,777
r41	NET CONSOLIDATED INCOME (**)	12,424,549	9,850,777
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	3,300,051	3,236,458

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 4 YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

FROM OCTOBER THE 1st TO DECEMBER 31 OF 2006 AND 2005

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	60,811,421	100	52,240,455	100
rt02	COST OF SALES	47,470,770	78	40,864,724	78
rt03	GROSS PROFIT	13,340,651	22	11,375,731	22
rt04	OPERATING EXPENSES	7,564,150	12	6,618,632	13
rt05	OPERATING INCOME	5,776,501	9	4,757,099	9
rt06	INTEGRAL FINANCING COST	(459,644)	(1)	(395,625)	(1)
rt07	INCOME AFTER INTEGRAL FINANCING COST	6,236,145	10	5,152,724	10
rt08	OTHER EXPENSE AND INCOME (NET)	92,955	0	21,469	0
rt44	SPECIAL ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	6,143,190	10	5,131,255	10
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	1,759,735	3	1,449,658	3
rt11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	4,383,455	7	3,681,597	7
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	4,383,455	7	3,681,597	7
rt14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	4,383,455	7	3,681,597	7
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
rt17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
rt18	NET CONSOLIDATED INCOME	4,383,455	7	3,681,597	7
rt19	NET INCOME OF MINORITY INTEREST	0	0	0	0
rt20	NET INCOME OF MAJORITY INTEREST	4,383,455	7	3,681,597	7

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

QUARTER: 4 YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

WAL - MART DE MEXICO, S.A. DE C.V.

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	CURRENT YEAR %	PREVIOUS YEAR Amount	PREVIOUS YEAR %
rt01	NET SALES	60,811,421	100	52,240,455	100
rt21	DOMESTIC	60,811,421	100	52,240,455	100
rt22	FOREIGN	0	0	0	0
rt23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
rt06	INTEGRAL FINANCING COST	(459,644)	100	(395,625)	100
rt24	INTEREST EXPENSE	0	0	0	0
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	28,522	(6)	48,906	(12)
rt26	INTEREST INCOME	233,302	(51)	287,223	(73)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	6,727	(1)	16,356	(4)
rt28	RESULT FROM MONETARY POSITION	(261,591)	57	(173,664)	44
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	1,759,735	100	1,449,658	100
rt32	INCOME TAX	414,861	24	1,794,418	124
rt33	DEFERRED INCOME TAX	1,344,874	76	(383,163)	(26)
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	38,403	3
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 4 YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	855,065	761,471

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 4 YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY THE 1st TO DECEMBER 31 OF 2006 AND 2005
(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED

Final Printing

REF .C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	CONSOLIDATED NET INCOME	12,424,549	9,850,777
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	4,433,697	2,593,626
c03	RESOURCES FROM NET INCOME FOR THE YEAR	16,858,246	12,444,403
c04	RESOURCES PROVIDED OR USED IN OPERATION	(1,851,873)	3,626,211
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	15,006,373	16,070,614
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	597,909	1,475,801
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(5,801,729)	(5,511,963)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(5,203,820)	(4,036,162)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(9,552,214)	(10,036,295)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	250,339	1,998,157
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	14,734,632	12,736,475
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	14,984,971	14,734,632

FILE N° 82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

QUARTER: 4 YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	4,433,697	2,593,626
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	3,300,051	3,236,458
c41	+ (-) OTHER ITEMS	1,133,646	(642,832)
c04	RESOURCES PROVIDED OR USED IN OPERATION	(1,851,873)	3,626,211
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(1,079,660)	(648,830)
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(4,047,068)	(2,272,714)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(40,377)	(136,639)
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	4,607,576	4,036,164
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(1,292,344)	2,648,230
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	597,909	1,475,801
c23	+ BANK FINANCING	0	0
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	597,909	1,475,801
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(5,801,729)	(5,511,963)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	(816,872)	(564,640)
c32	+ PREMIUM ON SALE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	(4,984,857)	(4,947,323)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(9,552,214)	(10,036,295)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(9,080,019)	(8,459,212)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	456,038	376,018
c39	+ (-) OTHER ITEMS	(928,233)	(1,953,101)

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 4 YEAR: 2006

RATIOS

AUDITED

CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	6.24	%	5.73	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	20.88	%	18.27	%
p03	NET INCOME TO TOTAL ASSETS (**)	12.56	%	11.16	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	8.29	%	6.71	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	4.17	%	2.69	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	2.01	times	1.94	times
p07	NET SALES TO FIXED ASSETS (**)	3.23	times	3.09	times
p08	INVENTORIES TURNOVER (**)	8.64	times	9.21	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	2.78	days	2.67	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00	%	0.00	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	39.81	%	38.89	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.66	times	0.63	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	4.94	%	4.68	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
p15	OPERATING INCOME TO INTEREST PAID	0.00	times	0.00	times
p16	NET SALES TO TOTAL LIABILITIES (**)	5.05	times	5.00	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.19	times	1.16	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.61	times	0.64	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.95	times	0.95	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	47.78	%	52.59	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	8.47	%	7.24	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(0.93)	%	2.11	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	0.00	times	0.00	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	(11.48)	%	(36.56)	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	111.48	%	136.56	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	95.05	%	84.28	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 4 YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

DATA PER SHARE

AUDITED

CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT			PREVIOUS YEAR AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	1.44		$	1.12	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	$	1.44		$	1.12	
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	6.94		$	12.47	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.38		$	0.63	
d10	DIVIDEND IN SHARES PER SHARE		0.00			0.00	
d11	MARKET PRICE TO CARRYING VALUE		6.85	times		4.93	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		33.07	times		27.28	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00			0.00	

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

NOTE 1 - PREMIUM ON SALE OF SHARES

s39: THE CONSOLIDATED FINANCIAL STATEMENT THE ITEM PREMIUM ON SALE OF SHARES, THE STOCK OPTION PLAN FUND FOR PERSONNEL IS INCLUDED IN BOTH YEARS.

NOTE 2 - CHARACTERISTICS OF THE SHARES

s77: WAL-MART DE MEXICO SHARES ARE AT UNEXPRESSIVE NOMINAL VALUE.

NOTE 3 - REPURCHASE OF SHARES:

s80: REPURCHASE OF SHARES AUTHORIZED AVAILABLE AMOUNT AS OF DECEMBER 31, 2006 IS AS FOLLOWS:

AUTHORIZED AMOUNT	Ps. 8,000,000
REPURCHASE OF SHARE REDUCED OF CAPITAL STOCK (NOMINAL)	(333,412)
REPURCHASE OF SHARE REDUCED OF RETAINED EARNINGS (NOMINAL)	(4,508,613)
	PS. 3,157,975

THE RESTATED AMOUNT FOR THE REPURCHASE OF SHARES IS TO PS.142,832.

NOTE 4 - BREAKDOWN OF MAIN CONCEPTS OF THE STATEMENT OF CHANGES IN FINANCIAL POSITION

c39: OTHER ITEMS OF THE RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES, INCLUDE THE INVESTMENT OF THE CAPITAL LEASES FOR THE RENTAL OF REAL ESTATE OF PS.546,438 IN 2006 AND PS.1,496,214 IN 2005, ALSO INCLUDE THE EMPLOYEE STOCK OPTION PLAN FUND OF PS.381,795 IN 2006 AND PS.456,887 IN 2005.

c42: OTHER ITEMS OF THE RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES, THE TOTAL AMOUNT REPORTED IN BOTH YEARS INCLUDE LIABILITIES FOR CAPITAL LEASE.

c43: OTHER ITEMS OF THE RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES, THE TOTAL AMOUNT REPORTED IN BOTH YEARS INCLUDE THE REPURCHASE OF OWN SHARES APPLIED AGAINST RETAINED EARNINGS AND CAPITAL STOCK.

NOTE 5 - MEMBERSHIP INCOME

r01: THE EARNED INCOME IS PRESENTED UNDER A SPECIFIC HEADING AFTER NET SALES IN THE STATEMENTS OF INCOME. THE CURRENT EMISNET PAGE STATEMENT OF INCOME FORMAT, HOWEVER, REQUIRES THAT IT IS PRESENTED UNDER THE HEADING OF NET SALES, SUCH AS IS SHOWN IN ANNEX SALES DISTRIBUTION BY PRODUCT.

NOTE 6 - DATA PER SHARE

d01: FOURTH QUARTER 2005 CONSIDERING SHARES SPLIT REALIZED AT FEBRUARY 16, 2006, SO THAT IT IS COMPARABLE WITH FOURTH QUARTER 2006.

(1) EN ESTE ANEXO SE INCLUYE LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS

d08: THE BOOK VALUE PER SHARE AS OF DECEMBER 31, 2005 COMPARABLE WITH 2006 MUST BE OF Ps.6.23 PESOS INSTEAD OF Ps.12.47 PESOS, BY VIRTUE OF APPROVED SPLIT OF FEBRUARY 16, 2006. THE SYSTEM DOES NOT ALLOW TO CAPTURE THE NEW VALUE.

d09: THE AMOUNT OF CASH DIVIDEND ACUMULATED PER SHARE THE LAST QUARTER, IS PRESENTED TO NOMINAL VALUE.

NOTE 7 - RATIOS CONSOLIDATED

SINCE THE EMISNET PAGE CANNOT RECORD RESULTS ON A TWELVE MONTH BASIS FOR ITEMS OF THE STATEMENT OF RESULTS AS WELL AS FOR THE FINANCIAL STATEMENT, THE CALCULATIONS ARE THUS INCLUDED ON THOSE BASES AND ARE AS FOLLOW:

REF P	CONCEPTS		QUARTER CURRENT	QUARTER PREVIOUS
YIELD				
p02:	NET INCOME TO STOCK HOLDERS EQUITY	(**)	22.60%	19.18%
p03:	NET INCOME TO TOTAL ASSETS	(**)	14.13%	12.46%
ACTIVITY				
p06:	NET SALES TO TOTAL ASSETS	(**)	2.26 TIMES	2.17 TIMES
p07:	NET SALES TO FIXED ASSETS	(**)	3.43 TIMES	3.37 TIMES
p08:	INVENTORIES TURNOVER	(**)	9.63 TIMES	9.81 TIMES
LEVERAGE				
p16:	NET SALES TO TOTAL LIABILITIES	(**)	6.04 TIMES	6.20 TIMES

(**) = INFORMATION REGARDING LAST TWELVE MONTHS

DURING THE PERIOD JANUARY-DECEMBER 2006, TOTAL WALMEX SALES AMOUNTED TO $198,244 MILLION PESOS, $27,218 MILLION PESOS MORE THAN LAST YEAR, THUS AN INCREASE OF 20.2% IN NOMINAL TERMS AND 15.9% IN REAL TERMS, THAT IS, AFTER ADJUSTING FOR INFLATION. COMP STORES SALES GREW IN NOMINAL TERMS 9.8% AND 5.9% IN REAL TERMS COMPARED TO LAST YEARS RESULTS.

THE PREFERENCE OF OUR 852 MILLIONS CUSTOMERS ATTENDED IN OUR STORES DURING 2006, INCREASED 15% REGARDING LAST YEARS FIGURES, THIS EXPLAINS OUR INCREASE ON SALES. THE AVERAGE TICKET INCREASED 0.9%

GROSS MARGIN WAS 21.6%, 30 BASIS POINTS HIGHER THAN 2005. IN MONETARY TERMS, GROSS PROFIT WAS 17% HIGHER THAN LAST YEAR.

OPERATING EXPENSES REPRESENTED 13.5% OF TOTAL REVENUES, 40 BASE-POINTS BELOW RESULTS FOR 2005. AS A RESULT OF BETTER GROSS MARGIN AND LESS OPERATING EXPENSES, THE OPERATING INCOME GREW 26% THUS REPRESENTING 8.1% OF TOTAL REVENUES.

EBITDA, WHEN COMPARED TO THE PREVIOUS YEAR, GREW 21% IN REAL TERMS, WHICH IS 9.8% OF TOTAL REVENUES.

NET CONSOLIDATED INCOME FOR THE JANUARY-DECEMBER PERIOD TOTALED $12,424 MILLION PESOS, WHICH REPRESENTS 6.2% OF TOTAL REVENUES FOR THE PERIOD YEAR, AND 26% IN REAL GROWTH OVER THE PREVIOUS YEAR.

DURING 2006 WE OPENED 120 NEW STORES: 81 SELF-SERVICE STORES, 9 SUBURBIA STORES AND 30 RESTAURANTS. NOW WE HAVE 893 UNITS. CONSIDERING THESE OPENINGS, ON A TWELVE MONTH BASIS, WE HAVE AN 14% INCREASE IN INSTALLED CAPACITY AND 6.7% IN RESTAURANT SEATING. WE NOW HAVE PRESENCE IN 139 CITIES, INCLUDING 36 IN WHICH WE DIDNT HAVE PREVIOUS PRESENCE.

AS OF DECEMBER 31, 2006, CASH ON HAND FOR THE COMPANY AMOUNTED TO $14,985 MILLION PESOS, AFTER HAVING INVESTED DURING THE JANUARY-DECEMBER PERIOD $14,882 MILLION PESOS, INCLUDING $9,080 IN FIXED ASSETS, PAID $4,985 MILLION PESOS FOR THE REPURCHASE OF 153.4 MILLION SHARES AND PAID DIVIDENDS OF $817 MILLION PESOS.

MEXICO CITY, FEBRUARY 8, 2007

EDUARDO SOLORZANO
PRESIDENT & CEO

NOTE 1 - FINANCIAL REPORTING STANDARDS:

AS OF JANUARY 1, 2006, THE REQUIREMENTS OF MEXICAN FINANCIAL REPORTING STANDARDS (FRS) SERIES A (FRS A-1 TO FRS A-8) RELATED TO THE CONCEPTUAL FRAMEWORK AND FRS B-1, ACCOUNTING CHANGES AND CORRECTIONS OF ERRORS, BECAME EFFECTIVE. THE NEW MEXICAN FINANCIAL REPORTING STANDARDS WERE ISSUED BY THE MEXICAN FINANCIAL REPORTING STANDARDS RESEARCH AND DEVELOPMENT BOARD (CONSEJO MEXICANO PARA LA INVESTIGACIÓN Y DESARROLLO DE NORMAS DE INFORMACIÓN FINANCIERA, A.C. OR CINIF). COMPANY MANAGEMENT BELIEVES THESE NEW ACCOUNTING REQUIREMENTS, EFFECTIVE AS OF 2006 DID NOT HAVE A MATERIAL EFFECT ON THE COMPANYS FINANCIAL POSITION OR ON ITS ACCOUNTING POLICIES.

AS OF JANUARY 1, 2006, THE TERM FINANCIAL REPORTING STANDARDS OR FRS REPLACED THE TERM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES OR GAAP USED THROUGH DECEMBER 31, 2005. WHEN GENERAL REFERENCE IS MADE TO ANY OF THE DOCUMENTS COMPRISING THE FRS, IT WILL BE UNDERSTOOD THAT THEY REFER EITHER TO THE STANDARDS ISSUED BY THE CINIF OR THE MEXICAN ACCOUNTING BULLETINS ORIGINALLY ISSUED BY THE ACCOUNTING PRINCIPLES BOARD OF THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS THAT WERE TRANSFERRED TO THE CINIF. HOWEVER, WHEN SPECIFIC REFERENCE IS MADE TO ANY OF THE DOCUMENTS INCLUDED IN THE FRS, THEY WILL BE DESIGNATED BY THEIR ORIGINAL NAME; IN OTHER WORDS, FRS OR BULLETIN, AS THE CASE MAY BE.

NOTE 2 - BANCO WAL-MART DE MEXICO ADELANTE, S.A.

ON NOVEMBER 22, 2006, THE MINISTRY OF FINANCE AND PUBLIC CREDIT (HACIENDA) AUTHORIZED WALMEX TO CREATE BANCO WAL-MART DE MEXICO ADELANTE, S.A. IT IS EXPECTED THAT SUCH BANK WILL START UP OPERATIONS DURING THE SECOND HALF OF 2007. THE COMPANY HAS MET THE MINIMUM CAPITAL REQUIREMENTS FOR BANKING INSTITUTIONS ESTABLISHED IN ARTICLE 2 OF THE CIRCULAR UNICA DE BANCOS ISSUED BY THE MEXICAN BANKING AND SECURITIES COMMISSION.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES:

FINANCIAL INFORMATION PERTAINING TO THE CURRENT FISCAL YEAR AS WELL AS PREVIOUS ONE IS RESTATED IN THOUSANDS OF MEXICAN PESOS WITH PURCHASING POWER AT DECEMBER 31, 2006, THROUGH FACTORS DERIVED FROM THE NATIONAL CONSUMER PRICE INDEX (NCPI), UNLESS OTHERWISE INDICATED.

THE MOST IMPORTANT ACCOUNTING POLICIES OBSERVED IN THE PREPARATION OF THE FINANCIAL STATEMENTS ARE DESCRIBED BELOW:

A. THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE STATEMENTS OF WALMEX AND THOSE OF ITS SUBSIDIARIES. ALL RELATED PARTY BALANCES AND TRANSACTIONS WERE ELIMINATED IN THE CONSOLIDATION.

B. THE CONSOLIDATED FINANCIAL STATEMENTS PROVIDE COMPREHENSIVE RECOGNITION OF THE EFFECTS OF INFLATION ON THE FINANCIAL INFORMATION AS REQUIRED BY ACCOUNTING BULLETIN B-10.

C. THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH THE FRS REQUIRES THE USE OF ESTIMATES IN SOME ITEMS. ACTUAL RESULTS MIGHT DIFFER FROM THESE ESTIMATES.

D. CASH AND CASH EQUIVALENTS CONSIST BASICALLY OF BANK DEPOSITS AND HIGHLY LIQUID INVESTMENTS. THESE INVESTMENTS ARE STATED AT COST PLUS ACCRUED INTEREST, NOT IN EXCESS OF MARKET VALUE.

THE COMPANY HAS NO FINANCIAL INSTRUMENTS (DERIVATIVES).

E. INVENTORIES ARE STATED AT AVERAGE COST, DETERMINED LARGELY USING THE RETAIL METHOD. DUE TO THE RAPID TURNOVER OF INVENTORIES, THE COST SO DETERMINED IS CONSIDERED TO BE SIMILAR TO REPLACEMENT COST AT THE BALANCE SHEET DATE, NOT IN EXCESS OF MARKET VALUE.

THE BUYING ALLOWANCES ARE CHARGED TO OPERATIONS BASED ON THE TURNOVER OF INVENTORIES THAT GAVE RISE TO THEM.

F. PROPERTY AND EQUIPMENT ARE RECORDED INITIALLY AT COST AND THEN RESTATED USING THE CONSTANT-PESO-VALUE METHOD AS DESCRIBED IN NOTE 5.

FIXED ASSET DEPRECIATION IS COMPUTED USING THE STRAIGHT-LINE METHOD, AT RATES RANGING FROM 3% TO 33%.

THE COMPANY CLASSIFIES ITS OPERATING AND CAPITAL LEASES FOR THE RENTAL OF PROPERTY FOLLOWING THE GUIDELINES ESTABLISHED IN BULLETIN D-5.

G. FOREIGN CURRENCY DENOMINATED MONETARY ASSETS AND LIABILITIES ARE TRANSLATED TO MEXICAN PESOS AT THE PREVAILING EXCHANGE RATE AS OF THE BALANCE SHEET DATE. EXCHANGE DIFFERENCES DETERMINED ARE CHARGED OR CREDITED TO INCOME.

H. LIABILITY PROVISIONS ARE RECOGNIZED WHENEVER THE COMPANY HAS CURRENT OBLIGATIONS DERIVED FROM PAST EVENTS THAT CAN BE REASONABLY ESTIMATED AND THAT WILL MOST LIKELY GIVE RISE TO A FUTURE CASH DISBURSEMENT FOR THEIR SETTLEMENT.

I. DEFERRED INCOME TAX IS DETERMINED USING THE ASSET AND LIABILITY METHOD. UNDER THIS METHOD, DEFERRED INCOME TAX IS RECOGNIZED ON ALL TEMPORARY DIFFERENCES IN BALANCE SHEET ACCOUNTS FOR FINANCIAL AND TAX REPORTING PURPOSES, USING THE ENACTED INCOME TAX RATE THAT WILL BE IN EFFECT AT THE TIME THE TEMPORARY DIFFERENCES GIVING RISE TO DEFERRED TAX ASSETS AND LIABILITIES ARE EXPECTED TO BE RECOVERED OR SETTLED.

CURRENT YEAR EMPLOYEE PROFIT SHARING IS EXPENSED AS INCURRED AND REPRESENTS A LIABILITY DUE AND PAYABLE IN A PERIOD OF LESS THAN ONE YEAR.

J. SENIORITY PREMIUMS ACCRUING TO EMPLOYEES UNDER MEXICAN LABOR LAW AND TERMINATION PAYMENTS MADE AT THE END OF EMPLOYMENT, EXCEPT WHEN RESULTING FROM CORPORATE RESTRUCTURING, ARE RECOGNIZED AS A COST OF THE YEARS IN WHICH SERVICES ARE RENDERED, BASED ON ACTUARIAL COMPUTATIONS MADE BY AN INDEPENDENT EXPERT, USING THE PROJECTED UNIT-CREDIT METHOD.

ALL OTHER PAYMENTS ACCRUING TO EMPLOYEES OR THEIR BENEFICIARIES IN THE EVENT OF SEPARATION OR DEATH, IN TERMS OF MEXICAN LABOR LAW ARE EXPENSED AS INCURRED.

K. IN CONFORMITY WITH THE MEXICAN CORPORATIONS ACT, THE COMPANY IS REQUIRED TO APPROPRIATE AT LEAST 5% OF THE NET INCOME OF EACH YEAR TO INCREASE THE LEGAL RESERVE. THIS PRACTICE MUST BE CONTINUED UNTIL THE LEGAL RESERVE REACHES 20% OF CAPITAL STOCK.

L. THE MOST IMPORTANT INFLATION ACCOUNTING CONCEPTS AND PROCEDURES ARE DESCRIBED BELOW:

THE ACCUMULATED EFFECT OF RESTATEMENT INCLUDES THE ACCUMULATED MONETARY POSITION RESULT AT THE TIME THE EFFECTS OF INFLATION ON THE FINANCIAL INFORMATION WERE FIRST RECOGNIZED, AS WELL AS THE RESULT FROM HOLDING NONMONETARY ASSETS, WHICH REPRESENTS THE CHANGE IN THE SPECIFIC VALUE OF NONMONETARY ASSETS OVER OR UNDER THE RATE OF INFLATION AS MEASURED BY THE NCPI.

THE NET MONETARY POSITION RESULT IS DETERMINED BY APPLYING THE NCPI TO NET MONETARY ASSETS AND LIABILITIES DURING THE PERIOD.

M. THE EMPLOYEE STOCK OPTION PLAN FUND IS COMPRISED OF WALMEX SHARES PRESENTED AT ACQUISITION COST, AS RESTATED BASED ON THE NCPI. THE PLAN IS DESIGNED TO GRANT STOCK OPTIONS TO EXECUTIVES OF THE COMPANIES IN THE GROUP, AS APPROVED BY THE NATIONAL BANKING AND SECURITIES COMMISSION.

N. THE PREMIUM ON THE SALE OF SHARES REPRESENTS THE DIFFERENCE BETWEEN THE COST OF THE SHARES, RESTATED BASED ON THE NCPI, AND THE VALUE AT WHICH SUCH SHARES WERE ASSIGNED TO EXECUTIVES OF COMPANIES IN THE GROUP, NET OF THE CORRESPONDING INCOME TAX.

O. COMPREHENSIVE INCOME CONSISTS OF THE CURRENT YEAR NET INCOME PLUS THE CURRENT YEAR RESTATEMENT.

P. SALES REVENUES ARE RECOGNIZED AT THE TIME THE CUSTOMER TAKES POSSESSION OF THE PRODUCTS, IN CONFORMITY WITH INTERNATIONAL ACCOUNTING STANDARDS NO. 18, APPLIED ON A SUPPLETORY BASIS.

SAM'S CLUB MEMBERSHIP REVENUES ARE DEFERRED OVER THE TWELVE-MONTH TERM OF THE MEMBERSHIP, IN CONFORMITY WITH THE REQUIREMENTS OF STAFF ACCOUNTING BULLETIN NO. 104, REVENUE RECOGNITION IN FINANCIAL STATEMENTS, ISSUED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION, APPLIED ON A SUPPLETORY BASIS.

Q. SEGMENT FINANCIAL INFORMATION HAS BEEN PREPARED USING THE MANAGEMENT APPROACH ESTABLISHED IN BULLETIN B-5.

R. IN CONFORMITY WITH BULLETIN C-15, THE COMPANY DETERMINES IMPAIRMENT IN THE VALUE OF ITS LONG-LIVED ASSETS USING THE PRESENT VALUE METHOD, CONSIDERING EACH OF THE COMPANYS STORES OR RESTAURANTS AS A MINIMUM CASH GENERATING UNIT TO DETERMINE THE VALUE IN USE OF ITS LONG-LIVED ASSETS.

NOTE 4 - ACCOUNTS AND NOTES RECEIVABLE (NET) AND OTHER ACCOUNTS AND NOTES RECEIVABLE (NET):

THE BALANCE OF THESE ACCOUNTS AT DECEMBER 31, 2006, IS PRESENTED NET OF AN ALLOWANCE FOR BAD DEBTS OF PS.252,274.

OTHER ACCOUNTS AND NOTES RECEIVABLE INCLUDE TAXES RECOVERY OF PS.1,900,554.

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT (NET):

BULLETIN B-10 SPECIFIES THAT PROPERTY AND EQUIPMENT OWNED AT DECEMBER 31, 1996 THAT WERE RESTATED AT SUCH DATE ON THE BASIS OF APPRAISALS MADE BY INDEPENDENT EXPERTS ARE TO BE RESTATED THEREAFTER USING THE CONSTANT-PESO-VALUE METHOD. PROPERTY AND EQUIPMENT ACQUIRED ON OR AFTER JANUARY 1, 1997 ARE RECORDED INITIALLY AT HISTORICAL COST AND THEN RESTATED USING THE CONSTANT-PESO-VALUE METHOD.

AT DECEMBER 31, 2006, AN ANALYSIS OF PROPERTY AND EQUIPMENT IS AS FOLLOWS:

	AMOUNT
LAND	PS. 20,072,097
BUILDINGS, FACILITIES AND LEASEHOLD IMPROVEMENTS	39,555,032
SUM PROPERTY	59,627,129
FIXTURES AND EQUIPMENT	21,993,250
ACCUMULATED DEPRECIATION	(21,712,491)
CONSTRUCTION IN PROGRESS	1,541,650
PROPERTY, PLAN AND EQUIPMENT - NET	PS.61,449,538

AT DECEMBER 31, 2006, PROPERTY AND EQUIPMENT INCLUDE PS.3,610,368 OF INVESTMENTS DERIVED FROM CAPITAL LEASES. THE RELATED ACCUMULATED DEPRECIATION AGGREGATES PS.1,007,418.

NOTE 6 - STOCK MARKET CREDITS:

NON-APPLY

NOTE 7 - CONTIGENT LIABILITY AND COMMITMENTS:

AS OF DECEMBER 31, 2006, THERE ARE NOT CONTINGENT LIABILITIES.

AT DECEMBER 31, 2006, THE COMPANY HAS THE FOLLOWING COMMITMENTS:

1.ACQUISITION OF INVENTORIES AND PROPERTY AND EQUIPMENT, AS WELL AS MAINTENANCE SERVICES OF PS.5,366,679.

2. THE COMPANY HAS ENTERED INTO OPERATING LEASES WITH THIRD PARTIES FOR COMPULSORY TERMS RANGING FROM 2 TO 15 YEARS. RENT PAID UNDER CAPITAL LEASES MAY EITHER BE FIXED OR VARIABLE, DETERMINED BASED ON A PERCENTAGE OF SALES. AN ANALYSIS OF FUTURE MINIMUM COMPULSORY RENTAL PAYMENTS UNDER CAPITAL LEASES IS AS FOLLOWS:

YEAR	AMOUNT
2007	PS. 86,106
2008	PS. 77,506
2009	PS. 62,508
2010	PS. 46,478
2011	PS. 43,174
2012 AND THEREAFTER	PS.230,670

PROPERTY OPERATING RENTAL EXPENSE CHARGED TO RESULTS OF OPERATIONS OF 2006 WAS PS.1,399,285.

NOTE 8 - LONG-TERM OTHER LIABILITIES:

THE COMPANY HAS ENTERED INTO CAPITAL LEASES FOR THE RENTAL OF REAL ESTATE. SUCH LEASES ARE RECORDED AT THE LESSER OF EITHER THE PRESENT VALUE OF MINIMUM RENTAL PAYMENTS OR THE MARKET VALUE OF THE PROPERTY UNDER LEASE AND ARE AMORTIZED OVER THE USEFUL LIFE OF EACH PROPERTY (UP TO 33 YEARS).

THE COMPANY HAS ALSO ENTERED INTO CAPITAL LEASES FOR THE RENTAL OF RESIDUAL WATER TREATMENT PLANTS USED TO MEET ENVIRONMENTAL PROTECTION STANDARDS. THE TERM OF PAYMENT RANGES FROM 4.5 YEARS TO 7 YEARS.

AN ANALYSIS OF FUTURE MINIMUM COMPULSORY PAYMENTS UNDER CAPITAL LEASES OVER THE NEXT YEARS IS AS FOLLOWS:

YEAR	AMOUNT
2007	PS. 192,094
2008	PS. 162,182
2009	PS. 158,049
2010	PS. 147,020
2011	PS. 149,543
2012 AND THEREAFTER	PS.1,608,927

RELATED PAYMENTS MADE IN 2007 ARE PRESENTED AS PART OF OTHER CURRENT LIABILITIES.

NOTE 9 - INCOME TAX AND EMPLOYEE PROFIT SHARING:

THE COMPANY AND ITS SUBSIDIARIES HAVE BEEN AUTHORIZED BY THE MINISTRY OF FINANCE AND PUBLIC CREDIT TO DETERMINE THEIR TAX RESULTS ON A CONSOLIDATED BASIS.

AN ANALYSIS OF TAXES CHARGED TO RESULTS OF OPERATIONS OF THE YEARS ENDED DECEMBER 31, 2006 IS AS FOLLOWS:

	AMOUNT
CURRENT YEAR INCOME TAX	PS.3,963,001
DEFERRED INCOME TAX	1,116,165
SUBTOTAL	5,079,166
MONETARY POSITION GAIN ON INITIAL EFFECT AND NONMONETARY ITEMS OF DEFERRED INCOME TAX	(35,039)
TOTAL	PS.5,044,127

AN ANALYSIS OF DEFERRED TAX LIABILITIES (ASSETS) DERIVED FROM TEMPORARY DIFFERENCES IS AS FOLLOWS:

	AMOUNT
PROPERTY AND EQUIPMENT	PS. 4,811,807
INVENTORIES	1,907,072
RECOVERABLE ASSET TAX	(360,085)
OTHER ITEMS - NET	(644,041)
TOTAL	PS. 5,714,753

THROUGH DECEMBER 31, 2006, THE CORPORATE INCOME TAX RATE WAS 29%. THE STATUTORY INCOME TAX RATE WILL BE 28% AS OF 2007.

IN CONFORMITY WITH BULLETIN D-4, AT DECEMBER 31, 2006, DEFERRED TAXES ARE RECOGNIZED ON ALL TEMPORARY DIFFERENCES USING THE ENACTED INCOME TAX RATE AT THE TIME THE TEMPORARY DIFFERENCES IN BALANCE SHEET ACCOUNTS FOR FINANCIAL AND TAX REPORTING ARE EXPECTED TO BE RECOVERED OR SETTLED.

AT DECEMBER 31, 2006, THE COMPANY HAS ACCRUED TAX LOSS CARRYFORWARDS FOR PS.45,372, WHICH CAN BE AMORTIZED, IN ACCORDANCE WITH THE INCOME TAX LAW, AGAINST TAX PROFITS GENERATED THROUGH 2011.

NOTE 10 - LABOR LIABILITIES:

THE COMPANY HAS SET UP A DEFINED BENEFITS TRUST FUND TO COVER SENIORITY PREMIUMS ACCRUING TO EMPLOYEES TO WHICH WORKERS MAKE NO CONTRIBUTIONS. THE BENEFITS ARE DETERMINED USING THE PROJECTED UNIT-CREDIT METHOD.

THE NET PERIOD COST INCLUDES PS.41,056 FOR THE RECOGNITION OF THE LIABILITY FOR EMPLOYEE TERMINATION PAYMENTS.

AN ANALYSIS OF ASSETS, LIABILITIES AND COSTS RELATED TO SENIORITY PREMIUMS AND EMPLOYEE TERMINATION PAYMENTS IS AS FOLLOWS:

	AMOUNT
VESTED BENEFIT OBLIGATION	PS. 145,738
CURRENT BENEFIT OBLIGATION	PS. 284,263
PROJECTED BENEFIT OBLIGATION	PS. 287,567
PLAN ASSETS	(269,274)
VARIANCES IN ASSUMPTIONS AND EXPERIENCE ADJUSTMENTS	6,119
NET PROJECTED LIABILITY	24,412
LIABILITY FOR EMPLOYEE TERMINATION PAY	41,056
LABOR LIABILITIES	PS. 65,468

	AMOUNT
LABOR COST	PS. 37,590
FINANCING COST	13,661
RETURN ON PLAN ASSETS	(11,174)
AMORTIZATION	39,274
NET PERIOD COST	PS. 79,351
BENEFITS PAID	PS. 16,823
FUND CONTRIBUTIONS	PS. 39,694
AMORTIZATION PERIOD OF VARIANCES ASSUMPTIONS AND EXPERIENCE ADJUSTMENTS (YEARS)	20.5
DISCOUNT RATE FOR LABOR OBLIGATIONS	5.0%
ANNUAL INCREASE IN SALARIES	1.0%
RETURN ON PLAN ASSETS	5.0%

NOTE 11 - SHAREHOLDER'S EQUITY:

AN ANALYSIS OF NOMINAL VALUE AND RESTATEMENT OF ITEMS THAN INTEGRATE THE SHAREHOLDER´S EQUITY IS AS FOLLOWS:

	NOMINAL VALUE	RESTATEMENT	TOTAL
CAPITAL STOCK	PS.11,065,188	PS. 8,564,015	PS.19,629,203
SHARES PLAN FUND	PS.(2,258,330)	PS.(242,052)	PS.(2,500,382)
PREMIUM ON SALE OF SHARES	805,741	1,441,695	2,247,436
PREMIUM ON SALE OF SHARES	PS.(1,452,589)	PS. 1,199,643	PS. (252,946)
LEGAL RESERVE	PS. 1,876,967	PS. 1,614,242	PS. 3,491,209
RETAINED EARNINGS FROM PREVIOUS YEARS	24,548,472	10,998,907	35,547,379
NET INCOME FOR THE YEAR	12,176,091	248,458	12,424,549
RETAINED EARNINGS AND CAPITAL RESERVES	PS.38,601,530	PS.12,861,607	PS.51,463,137

DURING THE YEAR ENDED DECEMBER 31, 2006, WALMEX REPURCHASED 153,418,900 OF ITS OWN SHARES. AS A RESULT OF THE SHARE REPURCHASES, HISTORICAL CAPITAL STOCK WAS REDUCED BY PS.190,191 AND RESTATED CAPITAL STOCK BY PS.143,221 (NOMINAL).

THE DIFFERENCE BETWEEN THE THEORETICAL RESTATED VALUE AND THE REPURCHASE COST OF THE SHARES ACQUIRED WAS APPLIED AGAINST RETAINED EARNINGS.

THE EMPLOYEE STOCK OPTION PLAN FUND CONSISTS OF 127,060,583 WALMEX SHARES, OF WHICH 114,437,391 SHARES HAVE BEEN PLACED IN A TRUST CREATED FOR SUCH PURPOSE. ALL EMPLOYEE STOCK OPTIONS ARE GRANTED TO EXECUTIVES OF SUBSIDIARY COMPANIES AT A VALUE THAT IS NOT LESS THAN THE MARKET VALUE ON THE DATE OF GRANT.

COMPENSATION FOR THE COMPANYS EMPLOYEE STOCK OPTION PLAN IS MEASURED AND RECORDED FOLLOWING THE GUIDELINES OF INTERNATIONAL FINANCIAL REPORTING STANDARDS NO. 2, APPLIED ON A SUPPLETORY BASIS.

AT A MEETING HELD ON FEBRUARY 9, 2006, THE BOARD OF DIRECTORS AGREED TO PERFORM A 2-TO-1 SPLIT, WHEREBY SHAREHOLDERS RECEIVED TWO NEW SHARES FOR EACH PRIOR OUTSTANDING SHARE. AS A RESULT, THE COMPANYS CAPITAL STOCK WAS REPRESENTED BY 8,645,916,270 SHARES. THE SPLIT WAS PERFORMED ON FEBRUARY 16, 2006 UPON DELIVERY OF THE OUTSTANDING SHARES WITH COUPON 43. THE ISSUE OF THESE NEW SHARES HAS HAD NO MATERIAL EFFECT ON THE COMPANYS SHAREHOLDERS EQUITY.

AT REGULAR AND EXTRAORDINARY MEETINGS HELD ON NOVEMBER 14, 2006, THE SHAREHOLDERS AGREED TO AMEND THE COMPANYS BYLAWS TO ADOPT CERTAIN PROVISIONS CONTAINED IN THE NEW MEXICAN STOCK MARKET ACT THAT WENT INTO EFFECT ON JUNE 28, 2006. AMONG OTHER THINGS, THE NEW LEGISLATION SPECIFIES THAT THE NAME WAL-MART DE MEXICO MUST BE FOLLOWED BY THE TAG SOCIEDAD ANONIMA BURSATIL DE CAPITAL VARIABLE (PUBLIC TRADE VARIABLE CAPITAL CORPORATION), OR ITS ABBREVIATION S.A.B. DE C.V.

THE FOLLOWING RESOLUTIONS WERE ADOPTED AT A REGULAR SHAREHOLDERS MEETING HELD ON FEBRUARY 28, 2006:

1. AUTHORIZATION OF A MAXIMUM AMOUNT TO BE USED IN 2006 TO REPURCHASE THE COMPANYS OWN SHARES OF PS.8,000,000 (NOMINAL).

2. CANCELLATION OF 201,523,800 SERIES V SHARES DUE TO THE REPURCHASE OF THE COMPANYS OWN SHARES.

3. INCREASE IN THE LEGAL RESERVE OF PS.368,124 (NOMINAL) THROUGH A CHARGE TO RETAINED EARNINGS. THE INCREASE IN CONSTANT PESOS IS PS.380,240.

4. A DECLARED DIVIDEND, FOR WHICH SHAREHOLDERS MAY RECEIVE PAYMENT EITHER IN CASH AT PS.0.38 NOMINAL PESOS PER SHARE OR IN COMPANY SHARES AT AN EXCHANGE FACTOR DETERMINED BASED ON BOTH THE CLOSING MARKET PRICE OF THE COMPANYS SHARES ON MARCH 22, 2006 AND THE PS.0.38 NOMINAL PESOS PER SHARE. SUCH DIVIDEND WAS PAID ON APRIL 7, 2006.

5. INCREASE IN THE VARIABLE PORTION OF CAPITAL STOCK FOR UP TO PS.3,285,448 (NOMINAL). SUCH INCREASE WILL BE COVERED BY ISSUING A MAXIMUM OF 164,272,409 COMMON ORDINARY SHARES TO BE USED SOLELY FOR PAYMENT OF THE STOCK DIVIDEND.

THOSE SHARES THAT ARE NOT SUBSCRIBED AND DELIVERED TO THE SHAREHOLDERS SHALL BE CANCELED AND THE PROPOSED CAPITAL INCREASE SHALL BE REDUCED PROPORTIONALLY.

THE SHAREHOLDERS DEADLINE FOR DECIDING ON WHETHER TO ACCEPT THE CASH DIVIDEND OR THE STOCK DIVIDEND IN TERMS OF THE RESOLUTION ADOPTED AT THE SHAREHOLDERS MEETING HELD ON FEBRUARY 28, 2006, EXPIRED ON APRIL 6, 2006. THE COMPANY DELIVERED 79,871,198 NEW SERIES V SHARES REPRESENTING AN INCREASE OF PS.2,429,682 (NOMINAL), AND CANCELED 84,401,211 UNSUBSCRIBED SHARES. THIS SITUATION GAVE RISE TO A DECREASE IN CAPITAL STOCK OF PS.855,766 (NOMINAL).

BASED ON THE PRECEDING PARAGRAPH AND PER ARTICLE 112 OF THE MEXICAN CORPORATIONS ACT THAT ESTABLISHES THAT ALL OF AN ENTITYS SHARES MUST HAVE THE SAME THEORETICAL VALUE, THE COMPANY RECOMPUTED ITS CAPITAL STOCK BY DETERMINING A FIXED MINIMUM AMOUNT OF PS.1,375,601 (NOMINAL).

NOTE 12 - SEGMENT INFORMATION:

THE COMPANYS SEGMENT INFORMATION WAS PREPARED BASED ON A MANAGERIAL APPROACH AND THE CRITERIA ESTABLISHED IN BULLETIN B-5. THE OTHERS SEGMENT CONSISTS OF DEPARTMENT STORES, RESTAURANTS AND REAL ESTATE TRANSACTIONS WITH THIRD PARTIES.

AN ANALYSIS OF SEGMENT INFORMATION AT DECEMBER 31, 2006 IS AS FOLLOWS:

SEGMENT	NET SALES	OPERATING INCOME
SELF SERVICES	PS. 183,846,296	PS. 13,225,110
OTHER	15,124,883	2,892,366
CONSOLIDATED	PS. 198,971,179	PS. 16,117,476

SEGMENT	PURCHASE OF PROPERTY AND EQUIPMENT	DEPRECIATION
SELF SERVICES	PS. 7,690,545	PS. 2,796,146
OTHER	1,389,474	503,905
CONSOLIDATED	PS. 9,080,019	PS. 3,300,051

SEGMENT	TOTAL ASSETS	CURRENT LIABILITIES
SELF SERVICES	PS. 80,446,526	PS. 28,614,528
OTHER	11,906,207	2,168,463
UNASSIGNABLE ITEMS	6,509,226	577,476
CONSOLIDATED	PS. 98,861,959	PS. 31,360,467

UNASSIGNABLE ITEMS REFER PRIMARILY TO RESERVE LAND, CASH AND CASH EQUIVALENTS OF THE PARENT AND REAL ESTATE COMPANIES, AS WELL AS INCOME TAX PAYABLE.

THE COMPANY OPERATES IN MEXICO AND MAKES SALES TO THE GENERAL PUBLIC.

NOTE 13 - NEW ACCOUNTING PRONOUNCEMENTS:

ON DECEMBER 22, 2006, THE CINIF PUBLISHED FRS B-3, STATEMENTS OF INCOME, FRS B-13, SUBSEQUENT EVENTS AT THE DATE OF THE FINANCIAL STATEMENTS, FRS C-13, RELATED PARTIES, AND FRS D-6, CAPITALIZATION OF COMPREHENSIVE RESULT OF FINANCING, THE OBSERVANCE OF WHICH IS COMPULSORY FOR FISCAL YEARS BEGINNING ON JANUARY 1, 2007. THE COMPANY DOES NOT EXPECT THAT THE ADOPTION OF THESE NEW FRS WILL HAVE A MATERIAL EFFECT ON THE COMPANYS FINANCIAL STATEMENTS.

NOTE 14 - APPROVAL OF FINANCIAL STATEMENTS:

THE ACCOMPANYING FINANCIAL STATEMENTS AND THESE NOTES AT DECEMBER 31, 2006 AND 2005, WERE APPROVED BY THE COMPANYS BOARD DIRECTORS AT A MEETING HELD ON FEBRUARY 8, 2007.

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

QUARTER: 4 YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

AUDITED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
NUEVA WAL-MART	GEN. MERCHADISE SALES	881,712	99.99
SUBURBIA	DEPARMENT STORES	274,923	99.99
VIPS	RESTAURANTS	439,022	99.99
CORPORATE ENTITIES	PROFESIONAL OUTSOURCE	828,583	99.99
REAL ESTATE	REAL ESTATE PROJECTS	19,456,432	99.99

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 4 YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

AUDITED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)	
				ACQUISITION COST	BOOK VALUE
TOTAL INVESTMENT IN ASSOCIATES				0	0
OTHER PERMANENT INVESTMENTS					0
TOTAL				0	0

NOTES

THE COLUMN NUMBER OF SHARES IS EXPRESSED IN THOUSANDS AND CORRESPONDING TO THE SOCIAL PART AND SHARES THAT WAL-MART DE MEXICO, S.A.B. DE C.V. HAS OF THE SUBSIDIARIES; WHICH MAJORITY ARE SOCIEDAD DE RESPONSABILIDAD LIMITADA DE CAPITAL VARIABLE.

FILE N° 82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

QUARTER: 4 YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

CREDITS BREAK DOWN

(Thousands of *Mexican* Pesos)

AUDITED

CONSOLIDATED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS														
FOREIGN TRADE														
SECURED														
COMMERCIAL BANKS														
OTHER														
TOTAL BANKS			0	0	0	0	0	0	0	0	0	0	0	0

FILE N° 82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 4 YEAR: 2006

AUDITED

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET														
LISTED STOCK EXCHANGE														
UNSECURED														
SECURED														
PRIVATE PLACEMENTS														
UNSECURED														
SECURED														
TOTAL STOCK MARKET			0	0	0	0	0	0	0	0	0	0	0	0

FILE N° 82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

QUARTER: 4 YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

AUDITED

CONSOLIDATED

Final Printing

Credit Type / Institution			Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS														
SELF-SERVICE STORE		0.00	0	22,802,484	0	0	0	0						
DEPARMENT STORES		0.00	0	1,170,068	0	0	0	0						
RESTAURANTS		0.00	0	227,873	0	0	0	0						
SELF-SERVICE STORE		0.00							0	1,586,812	0	0	0	0
DEPARMENT STORES		0.00							0	74,323	0	0	0	0
RESTAURANTS		0.00							0	2,986	0	0	0	0
TOTAL SUPPLIERS			0	24,200,425	0	0	0	0	0	1,664,121	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS														
OTHER CURRENT LIAB.W/O COST.		0.00	0	4,740,457	0	0	0	0						
OTHER CURRENT LIAB.W/O COST.		0.00							0	281,805	0	0	0	0
TOTAL			0	28,940,882	0	0	0	0	0	1,945,926	0	0	0	0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 4 YEAR: 2006

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	138,782	1,501,454	0	0	1,501,454
LIABILITIES POSITION	179,865	1,945,926	0	0	1,945,926
SHORT-TERM LIABILITIES POSITION	179,865	1,945,926	0	0	1,945,926
LONG-TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	(41,083)	(444,472)	0	0	(444,472)

NOTES

PS.10.8188 RATE OF EXCHANGE AMERICAN DOLLAR.

FILE N°
32-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 4 YEAR: 2006
WAL - MART DE MEXICO, S.A. DE C.V.

RESULT FROM MONETARY POSITION

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	20,033,161	29,126,529	(9,093,368)	0.59	(53,651)
FEBRUARY	17,655,130	23,963,215	(6,308,085)	0.15	(9,462)
MARCH	17,415,278	27,150,454	(9,735,176)	0.13	(12,656)
APRIL	16,839,342	28,161,061	(11,321,719)	0.15	(16,983)
MAY	17,732,574	26,419,419	(8,686,845)	(0.45)	39,091
JUNE	16,113,432	25,963,712	(9,850,280)	0.09	(8,865)
JULY	15,366,291	25,783,963	(10,417,672)	0.27	(28,128)
AUGUST	14,728,264	24,717,046	(9,988,782)	0.51	(50,943)
SEPTEMBER	16,811,481	27,731,652	(10,920,171)	1.01	(110,294)
OCTOBER	16,409,638	28,961,625	(12,551,987)	0.44	(55,229)
NOVEMBER	13,973,143	30,322,607	(16,349,464)	0.52	(85,017)
DECEMBER	15,000,231	35,654,167	(20,653,936)	0.58	(119,793)
RESTATEMENT				0.00	(7,011)
CAPITALIZATION				0.00	0
FOREIGN CORP.				0.00	0
OTHER				0.00	0
TOTAL					(518,941)

NOTES

MONETARY LIABILITIES DO NOT INCLUDED THE INITIAL EFECT OF THE DEFERRED INCOME TAX OF PS.3,827,449 (NOMINAL); THE MONETARY EFECT OF THIS LIABILITY IS PRESENTED IN DEFERRED INCOME TAXES.

FILE N°
32-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX | QUARTER: 4 | YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

DEBT INSTRUMENTS

AUDITED

CONSOLIDATED

Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NON - APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED

NON - APPLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 4 YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

AUDITED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
SELF-SERVICE DISCOUNT STORE	GENERAL MERCHANDISE SALE,	1,067,256	100.00
SELF-SERVICE WHOLESALES	MEMBERSHIP GENERAL MERCHANDISE	582,153	100.00
SELF-SERVICE HYPERMARKETS	GENERAL MERCHANDISE SALE,	1,036,522	100.00
SUPERMARKETS	GROCERIES SALES AND FRESH	102,936	100.00
APPAREL STORES	APPAREL AND ACCESORY SALES	270,606	100.00
RESTAURANTS	RESTAURANT-INTERNATIONAL, MEXICAN	73,060	100.00

NOTES

THE INSTALLED CAPACITY OF THE REGARDING RESTAURANTS IS EXPRESED IN NUMBER OF SEATS.

FILE N°
32-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

QUARTER: 4 YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

MAIN RAW MATERIALS

AUDITED

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NON - APPLY					0

NOTES

FILE N° 82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 4 YEAR: 2006

AUDITED

SALES DISTRIBUTION BY PRODUCT

SALES

CONSOLIDATED

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
NET SALES	0	198,243,948	0.0		
OTHER INCOME	0	727,231	0.0		
FOREIGN SALES					
NON - APPLY	0	0	0.0		
TOTAL		198,971,179			

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 4 YEAR: 2006

SALES DISTRIBUTION BY PRODUCT

AUDITED

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
NON -APPLY	0	0			
FOREIGN SUBSIDIARIES					
NON - APPLY	0	0			
TOTAL		0			

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

QUARTER: 4 YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

AUDITED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
V	0.0000	45	1,065,699,229	7,506,669,339	0	8,572,368,568	1,375,601	9,689,587
TOTAL			1,065,699,229	7,506,669,339	0	8,572,368,568	1,375,601	9,689,587

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 8,572,368,568

NOTES

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

WE ARE WRAPPING UP THE INFORMATION RELATED WITH THIS ANNEX.

INFORMATION RELATED TO BULLETIN B-15
(FOREIGN CURRENCY TRANSLATION)

FOREING CURRENCY BALANCES ARE TAKEN AT PS.10.8188 PESOS PER DOLLAR, AS SHOWN BELOW:

	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS
CURRENT ASSETS	US$ 138,782	PS.1,501,454
SUPPLIERS	US$ 153,818	PS.1,664,121
OTHER CURRENT LIABILITIES	US$ 26,047	PS. 281,805

DURING 2006, THE COMPANY HAD AN EXCHANGE GAIN AMOUNTING TO PS.42,162 DERIVED FROM EXCHANGE RATE FLUCTUATIONS.


WAL★MART
México

Our Vision is "Contribute towards improving the quality of life for Mexican families."

FILE N°
82-4609

RESULTS FOR 2006 AND JANUARY 2007 SALES

FREE TRANSLATION, NOT TO THE LETTER

Mexico City, February 8, 2007

2006 was again a year of continuous profitable growth:
Sales, operating expenses as a percentage of total revenues, operating income, EBITDA, and net income were the best ever for the Company.

Wal-Mart de Mexico, S.A.B. de C.V. (WALMEX) reported results for the year 2006. A **20.2%** increase in sales over the previous year, **15.9%** in real terms, once the period's inflation is accounted for, combined with improvements in gross margin and a lower level of operating expenses, allowed *operating income* to increase **26%** in real terms versus the level achieved in 2005. EBITDA for the year amounted to **$19,418 million pesos** and represented **9.8%** of total *revenues*, a growth in real terms of **21%** over last year's levels.

For the fourth quarter 2006, sales increased 21.2%, 16.4% in real terms once the period's inflation is accounted for. Operating income increased 21% in real terms versus 2005. EBITDA amounted to $6,632 million pesos and represented 10.9% of total revenues, a growth in real terms of 20% over last year's levels.

Regarding results achieved by the Company, Eduardo Solorzano, President and Chief Executive Officer of Wal-Mart de Mexico said: "During 2006 we achieved the best results ever in the history of our company thanks to the hard work, dedication, and commitment of our associates, and the efficiencies that we have achieved as a result of the continue reinvestment of earnings that we have made with a long term vision, and the commitment and support of our suppliers. We continue to improve our processes and to transfer the savings generated, via lower prices for the benefit of our customers, who have distinguished us with their preference. 2006 was also a record year in terms of expansion; we opened 120 units, investing $9,080 million, and creating 17,409 new permanent jobs. I would like to highlight the *Return on Capital Employed* (ROCE) that reached 29.8% in 2006; this figure favorable compares with the 26.5% for 2005. For this year, we will continue growing in a profitable way; creating jobs, and working to be every day a better place to work. We also reaffirm our commitment to continue striving every day to exceed our customers' expectations. 2006 was also a special year in terms of our company's community involvement. For 2007 we reiterate our commitment to continue working to increase our contribution to the Mexican society, and make social responsibility and sustainability permanent practices inside our company".

EMPRESA SOCIALMENTE RESPONSABLE
INVESTOR RELATIONS:
Mariana Rodriguez
(52-55) 5283-0289
m.rodriguez@wal-mart.com
WALMEX
CORPORATE AFFAIRS:
Raul Argüelles
(52-55) 5387-9241
raul.arguelles@wal-mart.com
Fundación WAL★MART MEXICO


WAL*MART
México

Our Vision is "Contribute towards improving the quality of life for Mexican families."

FILE N°
82-4609

Main figures are:

January – December Results	**2006**		**2005**		**Growth %**	
	Millions $	***%***	***Millions $***	***%***	***Nominal***	***Real***
Net Sales	198,244		171,026		20	16
Other Income	727		679		11	7
Total Revenues	198,971	100.0	171,705	100.0	**20**	**16**
Cost of Sales	156,020	78.4	135,116	78.7	20	15
Gross Profit	42,951	21.6	36,589	21.3	22	17
Operating Expenses	26,834	13.5	23,835	13.9	17	13
Operating Income	16,117	8.1	12,754	7.4	**31**	**26**
EBITDA	19,418	9.8	15,991	9.3	**26**	**21**
Net Earnings	12,424	6.2	9,851	5.7	**31**	**26**
EPS last 12 months (in pesos)	1.438		1.125	33	**33**	**28**

Fourth Quarter Results October – December	**2006**		**2005**		**Growth %**	
	Millions$	***%***	***Millions $***	***%***	***Nominal***	***Real***
Net Sales	60,626		52,067		21	16
Other Income	185		173		11	7
Total Revenues	60,811	100.0	52,240	100.0	**21**	**16**
Cost of Sales	47,471	78.1	40,864	78.2	21	16
Gross Profit	13,340	21.9	11,376	21.8	22	17
Operating Expenses	7,564	12.4	6,619	12.7	19	14
Operating Income	5,776	9.5	4,757	9.1	**26**	**21**
EBITDA	6,632	10.9	5,519	10.6	**25**	**20**
Net Earnings	4,383	7.2	3,682	7.0	**24**	**19**
EPS for the Quarter (in pesos)	0.511		0.426		**25**	**20**

The Company's cash position as of December 31, 2006 was $14,985 million pesos, equivalent to $1,385 million dollars.

ESR EMPRESA SOCIALMENTE RESPONSABLE®

INVESTOR RELATIONS:
Mariana Rodríguez
(52-55) 5283-0289
m.rodriguez@wal-mart.com

WALMEX

CORPORATE AFFAIRS:
Raul Argüelles
(52-55) 5387-9241
raul.arguelles@wal-mart.com

Fundación WAL*MART MEXICO


WAL*MART
México

Our Vision is "Contribute towards improving the quality of life for Mexican families."

FILE N°
82-4609

January 2007 Sales:

During the month of January 2007, sales were **$17,968 million pesos**. This figure represents a **17.9%** increase over sales reported the same month last year, and a **13.3%** real increase, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year, registered an increase of **9.6%,** and of **5.4%** in real terms compared to the same month of 2006.

Real Sales Growth	January	
	2007	2006
Total Units (%)	**13.3**	14.1
Comparable Units (%)	**5.4**	5.2

Considering the **four-week period** from **December 30, 2006** to **January 26, 2007** that compares with the four-week period ending January 27, 2006, sales growth was as follows:

Real Sales Growth	4 weeks	
	2007	2006
Total Units (%)	**17.1**	17.7
Comparable Units (%)	**8.6**	8.5

Shareholders Meeting 2007:

During today's session, The Board of Directors agreed to call for the Annual Shareholders Meeting in Mexico City on March 6, 2007. Main issues will be:

- Approval of the project of granting a dividend of $0.51 pesos per share, payable either in cash or in stock, as each shareholder chooses. The number of shares that would be given to the shareholders that opt for the dividend payment in stock would be based on the closing price at the Mexican Stock Exchange on March 28, 2007, and the dividend would be paid on April 20, 2007.
- Approval of the financial information for 2006
- Approval to cancel 158,368,900 shares from the share repurchase program; that are now in treasury.
- Designation or ratification of the members of the board.

Summons to the Shareholders Meeting will be available on our web page.

Web cast of Annual Analysts' Meeting:

Wal-Mart de Mexico will web cast its Annual Analysts' Meeting on Tuesday February 13, 2007 from 14:00 to 18:00 hrs., Mexico City time (CNT). A live web cast will be available through the Company's web site at http://www.walmartmexico.com.mx

The audio of the presentation will be available for two weeks following the meeting, at the same web site.

Openings during the month of January:

We opened one Bodega Aurrera in Ciudad Mante, Tamaulipas, and one restaurant in Puerto Vallarta, Jalisco. Additionally, during February we have opened one Bodega Aurrera in Huachinango, Puebla.

Social Support Programs:

During 2006 Wal-Mart de Mexico Foundation, together with the support of 25,605 associates that participated as volunteers, and in coordination with 181 non-profit organizations, in activities and channeled $141 million pesos in financial resources and in kind donations, benefiting more than 1,900 thousand people.

During January, 997 volunteers participated in 82 volunteer events, giving 7,680 men-hours to their communities. These activities benefited 11,327 people.

Through the Mexican Red Cross we channeled 1,000 family food kits to the victims of Tabasco flooding.

As part of our commitment with sustainability, we established Christmas tree collection centers so that through recycling they can be used for compost in parks and gardens. We collected 8,647 trees.

For the seventh consecutive year, Wal-Mart de Mexico received recognition from the Mexican Center for Philanthropy for being a Socially Responsible Enterprise.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 895 units, broken down as follows:

260	Bodegas Aurrera
77	Sam's Clubs
118	Wal-Mart Supercenters
60	Superamas
61	Suburbias
319	Restaurants, including franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM WMMVY US	WalmexV.Mx WMMVY.Pk	WMMVY

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx


WAL*MART
México

Our Vision is "Contribute towards improving the quality of life for Mexican families."

FILE N°
82-4609

WAL-MART DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

Thousands of Mexican pesos with purchasing power at December 31, 2006

	December 31			
		2006		2005
Assets				
Current assets:				
Cash and cash equivalents	Ps.	14,984,971	Ps.	14,734,632
Accounts receivable - net		3,815,007		2,735,347
Inventories		18,057,666		14,669,131
Prepaid expenses		554,777		514,400
Total current assets		37,412,421		32,653,510
Property and equipment - net		61,449,538		55,558,998
Total assets	Ps.	98,861,959	Ps.	88,212,508
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable to suppliers	Ps.	25,864,546	Ps.	21,256,970
Other accounts payable		5,495,921		6,760,710
Total current liabilities		31,360,467		28,017,680
Long-term other liabilities		2,225,721		1,622,615
Deferred income tax		5,714,753		4,648,319
Seniority premiums and others		65,468		25,439
Total liabilities		39,366,409		34,314,053
Shareholders' equity:				
Capital stock		19,629,203		17,470,009
Legal reserve		3,491,209		3,110,969
Retained earnings		47,971,928		43,897,780
Accumulated result of restatement		(11,343,844)		(10,709,152)
Premium on sale of shares		2,247,436		2,256,410
Employee stock option plan fund		(2,500,382)		(2,127,561)
Total shareholders' equity		59,495,550		53,898,455
Total liabilities and shareholders' equity	Ps.	98,861,959	Ps.	88,212,508


WAL*MART
de México

Our Vision is "Contribute towards improving the quality of life for Mexican families."

**FILE N°
82-4609**

WAL-MART DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
Thousands of Mexican pesos with purchasing power at December 31, 2006

	Year ended December 31	
	2006	**2005**
Net sales	Ps. 198,243,948	Ps. 171,026,192
Other income	727,231	678,959
Total revenues	198,971,179	171,705,151
Cost of sales	(156,019,606)	(135,115,708)
Gross profit	42,951,573	36,589,443
Operating expenses	(26,834,097)	(23,834,630)
Operating income	16,117,476	12,754,813
Comprehensive financing income:		
Financial income - net	845,442	1,178,061
Exchange gain	42,162	8,178
Monetary position gain	518,941	265,085
	1,406,545	1,451,324
Other expense - net	(55,345)	(261,770)
Income before income tax and employee profit sharing	17,468,676	13,944,367
Income tax and employee profit sharing	(5,044,127)	(4,093,590)
Net income	Ps. 12,424,549	Ps. 9,850,777
Earnings per share (in pesos)	Ps. 1.438	Ps. 1.125

FILE N° 82-4609

WAL-MART DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

Thousands of Mexican pesos with purchasing power at December 31, 2006

	Year ended December 31	
	2006	**2005**
Operating activities		
Net income	Ps. 12,424,549	Ps. 9,850,777
Charges (credits) not requiring the use of (providing) resources:		
Depreciation	3,300,051	3,236,458
Seniority premiums and others	79,351	32,443
Deferred income tax	1,054,295	(675,275)
	16,858,246	12,444,403
Changes in:		
Accounts receivable	(1,079,660)	(648,830)
Inventories	(4,047,068)	(2,272,714)
Prepaid expenses	(40,377)	(136,639)
Accounts payable to suppliers	4,607,576	4,036,164
Other accounts payable	(1,252,650)	2,682,359
Seniority premiums	(39,694)	(34,129)
Resources provided by operating activities	15,006,373	16,070,614
Financing activities		
Long-term other liabilities	597,909	1,475,801
Repurchase of shares	(4,984,857)	(4,947,323)
Payment of dividends	(816,872)	(564,640)
Resources used in financing activities	(5,203,820)	(4,036,162)
Investing activities		
Purchase of property and equipment	(9,080,019)	(8,459,212)
Sale and retirement of property and equipment	456,038	376,018
Property under capital lease	(546,438)	(1,496,214)
Employee stock option plan - net	(381,795)	(456,887)
Resources used in investing activities	(9,552,214)	(10,036,295)
Increase in cash and cash equivalents	250,339	1,998,157
Cash and cash equivalents at beginning of year	14,734,632	12,736,475
Cash and cash equivalents at end of year	Ps. 14,984,971	Ps. 14,734,632

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JANUARY 31, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	157,608,900	8,568,178,568
31/01/2007	03159	BUY	250,000	48.629500	12,157,375	ACCIV	STOCK		157,858,900	8,567,928,568
								As of current report	157,858,900	8,567,928,568

Shareholders' equity amount	0
Capital stock amount	12,157,375

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,962,274,477	2,950,117,102

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JANUARY 30, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	157,308,900	8,568,478,568
30/01/2007	03158	BUY	300,000	47.790513	14,337,154	ACCIV	STOCK		157,608,900	8,568,178,568
								As of current report	157,608,900	8,568,178,568

Shareholders' equity amount	0
Capital stock amount	14,337,154

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,976,611,631	2,962,274,477

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JANUARY 26, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	157,018,900	8,568,768,568
26/01/2007	03157	BUY	290,000	46.785621	13,567,830	ACCIV	STOCK		157,308,900	8,568,478,568
								As of current report	157,308,900	8,568,478,568

Shareholders' equity amount	0
Capital stock amount	13,567,830

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,990,179,461	2,976,611,631

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JANUARY 25, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	156,728,900	8,569,058,568
25/01/2007	03156	BUY	290,000	48.374386	14,028,572	ACCIV	STOCK		157,018,900	8,568,768,568
								As of current report	157,018,900	8,568,768,568

Shareholders' equity amount	0
Capital stock amount	14,028,572

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,004,208,033	2,990,179,461

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JANUARY 24, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	156,448,900	8,569,338,568
24/01/2007	03155	BUY	280,000	47.995975	13,438,873	ACCIV	STOCK		156,728,900	8,569,058,568
								As of current report	156,728,900	8,569,058,568

Shareholders' equity amount	0
Capital stock amount	13,438,873

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,017,646,906	3,004,208,033

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JANUARY 23, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	156,168,900	8,569,618,568
23/01/2007	03154	BUY	280,000	47.044675	13,172,509	ACCIV	STOCK		156,448,900	8,569,338,568
								As of current report	156,448,900	8,569,338,568

Shareholders' equity amount	0
Capital stock amount	13,172,509

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,030,819,415	3,017,646,906

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JANUARY 19, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	155,698,900	8,570,088,568
19/01/2007	03153	BUY	470,000	45.890728	21,568,642	ACCIV	STOCK		156,168,900	8,569,618,568
								As of current report	156,168,900	8,569,618,568

Shareholders' equity amount	0
Capital stock amount	21,568,642

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,052,388,057	3,030,819,415

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JANUARY 18, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	155,428,900	8,570,358,568
18/01/2007	03152	BUY	270,000	46.152889	12,461,280	ACCIV	STOCK		155,698,900	8,570,088,568
								As of current report	155,698,900	8,570,088,568

Shareholders' equity amount	0
Capital stock amount	12,461,280

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,064,849,337	3,052,388,057

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JANUARY 17, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	155,148,900	8,570,638,568
17/01/2007	03151	BUY	280,000	46.700161	13,076,045	ACCIV	STOCK		155,428,900	8,570,358,568
								As of current report	155,428,900	8,570,358,568

Shareholders' equity amount	0
Capital stock amount	13,076,045

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,077,925,382	3,064,849,337

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JANUARY 16, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	*Shares* with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	154,868,900	8,570,918,568
16/01/2007	03150	BUY	280,000	46.625571	13,055,160	ACCIV	STOCK		155,148,900	8,570,638,568
								As of current report	155,148,900	8,570,638,568

Shareholders' equity amount	0
Capital stock amount	13,055,160

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,090,980,542	3,077,925,382

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JANUARY 12, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	154,588,900	8,571,198,568
12/01/2007	03149	BUY	280,000	46.527179	13,027,610	ACCIV	STOCK		154,868,900	8,570,918,568
								As of current report	154,868,900	8,570,918,568

Shareholders' equity amount	0
Capital stock amount	13,027,610

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,104,008,152	3,090,980,542

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JANUARY 11, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	154,308,900	8,571,478,568
11/01/2007	03148	BUY	280,000	46.390082	12,989,223	ACCIV	STOCK		154,588,900	8,571,198,568
								As of current report	154,588,900	8,571,198,568

Shareholders' equity amount	0
Capital stock amount	12,989,223

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,116,997,375	3,104,008,152

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JANUARY 10, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	154,028,900	8,571,758,568
10/01/2007	03147	BUY	280,000	45.681382	12,790,787	ACCIV	STOCK		154,308,900	8,571,478,568
								As of current report	154,308,900	8,571,478,568

Shareholders' equity amount	0
Capital stock amount	12,790,787

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,129,788,162	3,116,997,375

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JANUARY 05, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	153,768,900	8,572,018,568
05/01/2007	03146	BUY	260,000	45.888462	11,931,000	ACCIV	STOCK		154,028,900	8,571,758,568
								As of current report	154,028,900	8,571,758,568

Shareholders' equity amount	0
Capital stock amount	11,931,000

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,141,719,162	3,129,788,162

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JANUARY 04, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	153,518,900	8,572,268,568
04/01/2007	03145	BUY	250,000	46.191976	11,547,994	ACCIV	STOCK		153,768,900	8,572,018,568
								As of current report	153,768,900	8,572,018,568

Shareholders' equity amount	0
Capital stock amount	11,547,994

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,153,267,156	3,141,719,162

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JANUARY 03, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	153,418,900	8,572,368,568
03/01/2007	03144	BUY	100,000	47.073000	4,707,300	ACCIV	STOCK		153,518,900	8,572,268,568
								As of current report	153,518,900	8,572,268,568

Shareholders' equity amount	0
Capital stock amount	4,707,300

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,157,974,456	3,153,267,156

Issuer's Comments